

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

<u>Via U.S. Mail</u>
Mr. Michael Vahl
President and Chief Executive Officer
Affordable Green Homes International
1325 Spruce Street, Suite 200
Riverside, CA 92507

> **Re: Affordable Green Homes International**
> **Form 8-K Item 4.01**
> **Filed February 3, 2014**
> **File No. 0-52950**

Dear Mr. Vahl:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. Please revise the cover page to correct your File Number and to provide your telephone number.

2. You refer to the termination of Ronald Chadwick, P.C. Please revise your filing accordingly to disclose, if true, that Ronald Chadwick resigned. Refer to Item 304(a)(1)(i) of Regulation S-K.

3. In the second sentence of the second paragraph and in the third paragraph, you refer to the predecessor accountant's reports on the Company's financial statements "for the period from October 10, 2006 (inception) to December 31, 2011". We note your last Form 10-K filed was for the year ended March 31, 2011. Please confirm that you have not changed your fiscal year end. If so, please amend your Form 8-K to refer instead to the predecessor accountant's reports on the Company's financial statements for the years ended March, 31, 2011 and 2010 and for the period from October 10, 2006 (inception) to March 31, 2011. Refer to Item 304(a)(1)(ii) of Regulation S-K.

4. Also in the second paragraph, you disclose that the predecessor accountant's reports did not contain any disagreements on any matters of accounting principles or practices, etc. Please amend your Form 8-K to disclose, if true, that during the years ended March 31, 2011 and 2010 and the subsequent period through the date of resignation, there were no disagreements, etc. Refer to Item 304(a)(1)(iv) of Regulation S-K. In this regard, please note than an audit report would not "contain" disclosures regarding any disagreements, etc.

5. Please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of resignation, and therefore, the Company is not considered a "timely" filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established. For specific consideration of this matter, please contact Corporation Finance's Office of Chief Counsel.

6. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant